SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

News Release	February 7, 2007 at 9.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso’s Board proposals to the Annual General Meeting

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s Board has in its meeting decided that the Annual General Meeting (AGM) will be held in Helsinki on Thursday 29 March 2007. The Board has proposed the following:

Matters to be resolved by the AGM pursuant to Article 14 of the Articles of Association of the Company

Adoption of the financial statement of the parent company and the consolidated financial Statement

Disposal of the profit of the year and distribution of dividend

The Board of Directors has decided to propose to the AGM that the Company distributes a dividend of EUR 0.45 per share for the year 2006.

Payment of dividend

The dividend shall be paid to shareholders that on the dividend record date are registered in the register of shareholders maintained by the Finnish Central Securities Depository or in the separate register of shareholders maintained by VPC for VPC-registered shares. Dividends payable for VPC-registered shares will be forwarded by VPC and paid in Swedish krona. Dividends payable to ADR holders will be forwarded by Deutsche Bank Trust Company Americas and paid in US dollars.

The Board of Directors has determined that the dividend record date shall be 3 April 2007. The Board of Directors proposes to the AGM that the dividend payment be issued by the Company on 17 April 2007.

Resolution concerning discharge of the members of the Board of Directors and the Managing Director from liability

Number of members of the Board of Directors

The Nomination Committee proposes to the AGM that the Board of Directors shall have nine (9) members.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Number of Auditors

Shareholders representing more than 50% of the votes in the Company have confirmed that they will propose to the AGM that the number of auditors be one (1).

Remuneration of the members of the Board of Directors

The Nomination Committee proposes to the AGM that the annual remuneration for the members of the Board of Directors be as follows:

Chairman	EUR	135 000
Deputy Chairman	EUR	85 000
Members	EUR	60 000

In addition, annual remuneration shall be paid to members of the Board Committees as follows:

Financial and Audit Committee
Chairman	EUR	20 000
Member	EUR	14 000

Compensation Committee
Chairman	EUR	10 000
Member	EUR	6 000

Remuneration for the auditors

Shareholders representing more than 50% of the votes in the Company have confirmed that they will propose to the AGM that remuneration for the auditors be paid according to invoice until the end of the following AGM.

Election of the members of the Board of Directors

The Nomination Committee proposes to the AGM that the present Board members Gunnar Brock, Lee A. Chaden, Claes Dahlbäck, Dominique Hériard Dubreuil, Birgitta Kantola, Ilkka Niemi, Jan Sjöqvist, Matti Vuoria and Marcus Wallenberg be re-elected to continue in their office to serve until the end of the following AGM.

Election of Auditors

Shareholders representing more than 50% of the votes in the Company have confirmed that they will propose to the AGM that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as auditor of the Company until the end of the following AGM.

Other Matters

Appointment of Nomination Committee

The Nomination Committee proposes that the AGM appoint a Nomination Committee to prepare proposals concerning (a) the number of members of the Board of Directors, (b) the members of the Board of Directors, (c) the remuneration for the Chairman, Vice Chairman and members of the Board of Directors and (d) the remuneration for the Chairman and members of the committees of the Board of Directors. The Nomination Committee shall consist of four members:

-	the Chairman of the Board of Directors

-	the Vice Chairman of the Board of Directors

2(4)

-	two members appointed by the two largest shareholders (one each) according to the register of shareholders on 1 October 2007.

The Chairman of the Board of Directors shall convene the Nomination Committee and before 31 January 2008 the Nomination Committee shall present its proposals for the AGM to be held in 2008. The member of the Board of Directors may not be appointed as Chairman of the Nomination Committee. Annual remuneration of EUR 3 000 shall be paid to a member of the Nomination Committee who is not a member of the Board of Directors.

Proposal by the shareholders Matti Liimatainen, Annina Käppi and Matti Ikonen

Shareholders Liimatainen, Käppi and Ikonen propose that Stora Enso Oyj no longer procure from the Finnish state enterprise Metsähallitus any wood from forest areas in the Lapp people’s native locality in Inari designated as especially valuable for reindeer herding as reindeer grazing forest areas, and from the virgin forests areas in Sodankylä, Kittilä, Salla and Savukoski highlighted in the report on unprotected wilderness forests in forest Lapland by environmental organisations.

For further information, please contact:

Jyrki Kurkinen, General Counsel, tel. +358 2046 21217

Johan Feldreich, Deputy General Counsel, tel. +46 70 663 4901

www.storaenso.com

www.storaenso.com/investors

The Annual General Meeting (AGM) will be held on Thursday 29 March 2007 at 4 p.m. Finnish time at Marina Congress Center, Katajanokanlaituri 6, Helsinki, Finland. The AGM will be conducted in the Finnish language. In the meeting room simultaneous translation will be available into the Swedish, English and, when relevant, Finnish languages.

Documents for the AGM

The financial statements for 2006 as well as other relevant documents related to the matters to be dealt with at the AGM may be viewed on the Company’s website at

www.storaenso.com/investors

at the latest from 22 March 2007. Copies of the documents will be sent to shareholders upon request. The Annual Report may be viewed at www.storaenso.com/investors from 14 March 2007.

Right of attendance

Entitled to attend and vote at the AGM are those shareholders that on the record date, 19 March 2007, are registered as shareholders in Stora Enso’s shareholder register. The register is maintained by the Finnish Central Securities Depository. Nominee-registered shares must be temporarily registered in the shareholder register as described below.

Notice of attendance

All shareholders that intend to attend the AGM must submit a notice of attendance to the head office of the Company in one of the following manners:

3(4)

by telephone	+358 2046 21245
+358 2046 21224
+358 2046 21210
+358 2046 21327
by fax	+358 2046 21359
by letter	Stora Enso Oyj, Legal Department, P.O. Box 309, FI-00101 Helsinki
through the Internet	www.storaenso.com/agm

Notice must be submitted on or before Friday 23 March 2007 at 12 a.m. Finnish time.

Temporary registration made through VPC is regarded as a notice of attendance.

Proxies

Shareholders wishing to attend and vote at the AGM through a proxy shall submit their power of attorney to the Company when giving notice of attendance in the manner set out above.

Temporary registration in the shareholder register

Shares registered in VPC

Shareholders whose shares are registered in the register of shareholders maintained by VPC and who intend to attend and vote at the AGM must contact VPC and request temporary registration in Stora Enso’s shareholder register. Such request shall be submitted in writing to VPC before Monday 19 March 2007 at 3 p.m. Swedish time.

Temporary registration made through VPC is regarded as a notice of attendance.

ADR holders

ADR holders intending to vote at the AGM shall notify the depositary bank, Deutsche Bank Trust Company Americas, of their intention and shall comply with the instructions provided by Deutsche Bank Trust Company Americas to each ADR holder.

Other nominee-registered shares

Holders of nominee-registered shares intending to attend and vote at the AGM shall notify their nominee of their intention and shall comply with the instructions provided by the nominee.

4(4)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel